Exhibit 99.3

NICE Situator Named Best PSIM Solution in GSN’s 2012 Homeland
Security Awards

NICE customer Denver RTD also receives Government Security News award in most notable railroad/mass transit security program category

Ra’anana, Israel, January 8, 2013, NICE Systems (NASDAQ: NICE) today announced that NICE Situator has been named the Best Physical Security Information Management (PSIM) Solution as part of the 2012 Government Security News (GSN) Homeland Security Awards. The GSN Awards acknowledge the outstanding achievements of security vendors and government agencies at the federal, state and municipal levels.

Denver Regional Transportation District (RTD), a NICE customer, was also recognized by GSN with an award for the Most Notable Railroad/Mass Transit Security Program.

NICE Situator was chosen as the Best PSIM Solution by a panel of judges based on Situator’s successful deployments, advanced analytics, and deep vertical market expertise. NICE’s submission also pointed to the security, safety and operational value for the customer and to the fact that NICE Situator goes much further than other PSIM solutions by moving beyond integration to address the entire incident lifecycle. This helps security operations better manage, predict, and prevent events, and make continuous improvements.

“The winners’ plaques went to an exceptional group of companies and government agencies," said Jacob Goodwin, Editor-in-Chief of Government Security News (GSN) Magazine. “Among entrants in the PSIM category, NICE was selected as the best by our objective judging panel for technological innovation, providing increased efficiency, and its view to future organizational requirements.”

“This is a real honor, and one more indication of our leadership in the security, safety and operations market,” said Yaron Tchwella, Security President and EVP Business Operations at NICE. “I am also proud that Denver RTD was recognized because it shows how a world-class transit system with a vast, open infrastructure can benefit from using NICE security solutions.”

The GSN award is the most recent in a series of announcements recognizing the unique value of NICE Situator. This includes NICE’s  ranking as a Tier 1 PSIM Company by Frost & Sullivan and as a PSIM world market leader in IMS’s latest report.

NICE’s Security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.